File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 3rd., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: June 3rd., 2002

Vitro sold its majority stake in joint venture to Whirlpool

* The agreement is consistent with Vitro's strategy of focusing in its core businesses: Flat Glass, Containers and Glassware.

* Proceeds of this transaction will be used to reduce debt and strengthen Vitro's financial position.

Garza Garcia, Nuevo Leon, Mexico, July 3, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that, after receiving the necessary government approvals, it has completed the sale of its 51 percent interest in Vitromatic, S.A. de C.V., an appliance manufacturing and distribution company located in Mexico, to Whirlpool Corporation.

In exchange, Vitro received approximately $150 million dollars in cash, coupled with the assumption of $163 million dollars in debt, including certain off-balance sheet items, to be used to strengthen its financial position.

The transaction, which was previously announced on February 25th, 2002, is consistent with Vitro´s strategy of focusing its resources and energy to reduce debt and concentrating in the operation and development of its glass-oriented businesses throughout the world.

Vitromatic is headquartered in Monterrey, Mexico, has five production facilities and employs 6,000 people. Vitromatic manufactures ranges, refrigerators and laundry equipment for the domestic and export markets under the Acros, Supermatic, Crolls and Whirlpool brand names.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in three distinct businesses: flat glass, glass containers, and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro S.A. de C.V. 011 (52) 81 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. 011 (52) 55 089-6904 achico@vitro.com	(Financial Community): Rodrigo Collada Vitro S.A. de C.V. 011 (52) 81 8863-1240 rcollada@vitro.com	(US Contacts): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com